The Bountiful Company

60 Orville Drive

Bohemia, NY 11716

October 28, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate

Finance 100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:     Asia Timmons-Pierce

Re:	The Bountiful Company

Registration Statement on Form S-1 (File No. 333-255188)

Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), The Bountiful Company (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1, (File No. 333-255188), together with all exhibits thereto (collectively, and as amended, the “Registration Statement”). The Registration Statement was initially publicly filed with the Commission on April 12, 2021.

At this time, due to the acquisition of the Company by Nestlé, the Company has determined not to proceed with the initial public offering contemplated by the Registration Statement. The Registration Statement has not been declared effective by the Commission, and the Company hereby confirms that no securities were sold in connection with the offering described in the Registration Statement.

Accordingly, we respectfully request that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please forward a copy of the Order to Julian Kleindorfer of Latham & Watkins LLP, via facsimile at (213) 891-8763.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) under the Securities Act.

If you have any questions regarding this application, please contact Julian Kleindorfer of Latham & Watkins LLP by telephone at (213) 891-3959 or by fax at (213) 891-8763. Thank you for your attention to this matter.

Very truly yours,

/s/ Barbara Sanchez

Barbara Sanchez
Vice President and General Counsel